Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Trading of Own Shares by Treasury September 2020 We inform the capital market agents that in September 2020: 1. Itaú Unibanco did not purchase its own shares for treasury stock;2. Itaú Unibanco did not reallocated in the market preferred shares intended to Long-term Incentive programs.Historical information regarding purchase of own shares for treasury stock is available on the Company’s Investor Relations website (www.itau.com.br/investor-relations). São Paulo-SP, October 07, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations